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Deva Hasson

Principal & Investment Director at Heartland, LLC

Greater Seattle Area · 500+ connections · See contact info

Heartland, LLC

University of Pennsylvania...

Experience

Principal & Investment Director
Heartland, LLC
Jan 2013 – Present · 6 yrs 6 mos
Seattle

Alumni Committee
Leadership Tomorrow Seattle
2013 – 2016 · 3 yrs

Senior Investment Manager
Heartland Capital Advisors, LLC
Jan 2012 – Dec 2012 · 12 mos
Greater Seattle Area

Project Manager
Heartland LLC
Sep 2010 – Feb 2012 · 1 yr 6 mos

Real Estate Project Management
Heartland LLC
Jun 2009 – Aug 2009 · 3 mos

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Education

University of Pennsylvania - The Wharton School
Master of Business Administration (MBA), Finance and Real Estate
2008 – 2010

University of California, Berkeley
BA, History and Urban Planning
1997 – 2001

Los Gatos High
1993 – 1997

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Volunteer Experience

Board Member
Bellwether Housing
Feb 2015 • 1 mo

Fellow and Alumni Committee Member
Leadership Tomorrow Seattle
Jun 2015 • 1 mo

Skills & Endorsements

Valuation · 16

Endorsed by **Matthew Kwatinetz, who is highly skilled at this**

Endorsed by **2 of Deva's colleagues at Heartland LLC**

Due Diligence · 16

Endorsed by **Sarah Shaikh, who is highly skilled at this**

Endorsed by **2 of Deva's colleagues at Heartland LLC**

Financial Modeling · 14

Endorsed by **Matthew Kwatinetz, who is highly skilled at this**

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